SearchCore, Inc.
1300 Dove Street, Suite 100
Newport Beach, CA  92660

May 17, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski

Re:	SearchCore, Inc. Registration Statement on Form S-1
(File No. 333-172543)

 Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-172543) filed with the Securities and Exchange Commission (the “Commission”) by SearchCore, Inc. (the “Registrant”) on May 10, 2012 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

This delaying amendment has been signed on behalf of the Registrant on the date hereof at Newport Beach, California.

If you have any questions or comments in connection with this delaying amendment, please contact Brian A. Lebrecht, Esq. of The Lebrecht Group, APLC at (949) 635-1240.

Sincerely,

/s/ James Pakulis
James Pakulis
Chief Executive Officer